Filed Pursuant to Rule 424(b)(3)
File No. 333-169799

AEROFLEX INCORPORATED

SUPPLEMENT NO. 2 TO
MARKET MAKING PROSPECTUS,
DATED NOVEMBER 9, 2010

THE DATE OF THIS SUPPLEMENT IS DECEMBER 22, 2010

On December 22, 2010, Aeroflex Incorporated filed the attached Current Report on Form 8-K.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 22, 2010

AEROFLEX INCORPORATED
(Exact Name of Registrant as Specified in Charter)

Delaware	333-156061	11-1974412
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

35 South Service Road
P.O. Box 6022
Plainview, New York	11803
(Address of Principal Executive Offices)	(Zip Code)

(516) 694-6700
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On December 22, 2010, Aeroflex Incorporated (the “Company”), a wholly owned subsidiary of Aeroflex Holding Corp. (“Aeroflex Holding”), issued a press release announcing the repurchase of $26.0 million of its 11.75% Senior Subordinated Unsecured Term Loans (the “Term Loans”) at a price of $1,110 for each $1,000 of principal amount of Term Loans repurchased, plus accrued interest, using the proceeds of Aeroflex Holding’s recently completed initial public offering.  This repurchase, together with the amounts previously repurchased by the Company pursuant to its tender offer which closed on December 7, 2010 (the “Tender Offer”), bring the total amount of Term Loans repurchased by the Company to approximately $154.4 million.

The Company also repurchased in the Tender Offer an aggregate of approximately $32.2 million of its 11.75% Senior Notes due 2015 (the “Senior Notes”).

As a result of the above described repurchases, the Company currently has outstanding approximately $13.6 million of Term Loans and $192.8 million of Senior Notes.

A copy of the Company’s press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

The following exhibit is filed with this Current Report pursuant to Item 8.01.

(d) Exhibits

Exhibit 99.1   Press Release dated December 22, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AEROFLEX INCORPORATED

By:	/s/ John Adamovich, Jr.
John Adamovich, Jr.
Senior Vice President, Chief
Financial Officer and Secretary

Date:  December 22, 2010

AEROFLEX INCORPORATED ANNOUNCES PURCHASE OF $26 MILLION OF ITS
TERM LOAN

Plainview, New York – December 22, 2010.  Aeroflex Incorporated (“Aeroflex” or the “Company”), a wholly owned subsidiary of Aeroflex Holding Corp. (“Holding”) (NYSE:ARX), announced today it has used additional proceeds from Holding’s recent initial public offering to purchase $26.0 million of its 11.75% Senior Subordinated Unsecured Term Loans (the “Term Loan”) at a purchase price of $1,110 for each $1,000 of principal amount of Term Loan, plus accrued interest.

This purchase, in addition to the amounts purchased under the Company’s tender offer which closed on December 7, 2010 (the “Tender Offer”), brings the total amount of Term Loan repurchased to approximately $154.4 million.  The Company also purchased approximately $32.2 million of its 11.75% Senior Notes due 2015 (the “Senior Notes”) in the Tender Offer.  After these purchases, the Company has outstanding approximately $13.6 million of its Term Loan and approximately $192.8 million of Senior Notes.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any security.  No offer, solicitation or sale is being made in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Aeroflex

Aeroflex Incorporated is a leading global provider of microelectronic components and test and measurement equipment used by companies in the space, avionics, defense, commercial wireless communications, medical and other markets.

Forward-looking Statements
All statements other than statements of historical fact included in this press release regarding Aeroflex’s business strategy and plans and objectives of its management for future operations are forward-looking statements.  When used in this press release, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to Aeroflex or its management, identify forward-looking statements.  Such forward-looking statements are based on the current beliefs of Aeroflex’s management, as well as assumptions made by and information currently available to its management.  Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to, adverse developments in the global economy; dependence on growth in customers’ businesses; the ability to remain competitive in the markets Aeroflex serves; the inability to continue to develop, manufacture and market innovative, customized products and services that meet customer requirements for performance and reliability; any failure of suppliers to provide raw materials and/or properly functioning component parts; the  termination of key contracts, including technology license agreements, or loss of key customers; the inability to protect intellectual property; the failure to comply with regulations such as International Traffic in Arms Regulations and any changes in regulations; the failure to realize anticipated benefits from completed acquisitions, divestitures or restructurings, or the possibility that such acquisitions, divestitures or restructurings could adversely affect Aeroflex; the loss of key employees; exposure to foreign currency exchange rate risks; and terrorist acts or acts of war.   Such statements reflect the current views of management with respect to the future and are subject to these and other risks, uncertainties and assumptions. Aeroflex does not undertake any obligation to update such forward-looking statements.

For more information, contact:

Andrew Kaminsky
Aeroflex
(516) 752-6401
andrew.kaminsky@aeroflex.com